Please Reply to Las Vegas Office

Writer's email: kstein@nevadafirm.com

February 25, 2016

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attn: Mara L. Ransom, Assistant Director –

Office of Consumer Products

RE:	Capital Art, Inc. Amendment No. 3 to Form 10-12G Filed January 19, 2016 File No. 000-55370

Dear Ms. Ransom:

Please allow this letter to be considered our formal response to your comments outlined in your January 19, 2016 letter, to which you granted our request for an extension of time to respond until February 25, 2016. Unfortunately, due to the undersigned counsel’s travel schedule with very limited internet access and illness, this response is not as complete as the Company would like or want and we would request the opportunity to supplement this response, if required by you, a reasonable time (two weeks) after counsel’s return on March 2, 2016.

We will address each comment in order:

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial

Disclosure, page 30

1. We reviewed the revisions made in response to comment 5. Please revise to state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of the disagreement with the former accountant and state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter and, if not, describe the nature of any limitation thereon and the reason therefore. Refer to Item 304(a)(1)(iv)(B) and (C) of Regulation S-K. Please also revise to identify the newly engaged accountant and indicate whether the date of such accountant’s engagement. Refer to Item 304(a)(2) of Regulation S-K.

Further, please confirm that you have provided the former accountant with a copy if the disclosures you are making in response to Item 304(a) of Regulation S-K. The former accountant should receive a copy of these disclosures no later than the day the disclosures are filed. Please also confirm that you requested that the former accountant furnished you with a letter addressed to the Commission stating whether it agrees with the statements you made in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. You should file the former accountant’s letter as an exhibit to the registration statement. Refer to Item 304(a) (3) of Regulation S-K.

Response: In reviewing this section as revised, we believe there has been a misunderstanding in some of the language used to cause some confusion and, as such, this comment. First, as stated: the board of the directors approved the decision to change accounting firms based on the recommendation of the Chief Executive Officer. The Company does not have an audit committee or similar committee. Thus, as stated, the board discussed the change in accounting firms. More importantly, the change was due to the prior accounting firm classifying the reverse merger as an asset purchase and not a reverse merger, to which the Commission disagreed. Again, as stated in the Form 10, the prior firm stands behind their decision. There were no adverse opinions by the prior firm or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles. The prior firm stands behind its classification of the transaction. The new firm agrees that it is a reverse merger. Perhaps the term – disagreement- was misleading. This was merely a difference of opinions. The prior firm has been cooperating fully with the Company and the new firm. Moreover, the new accounting firm, Eide Bailly LLP, was the auditor of Movie Star News, the current operating entity of the Company, prior to the merger, and such, there is a question as to whether they are in fact the new firm. As such, we are unclear as to what why we would revise the section as stated and reviewed, but again we look to the Commission after you re-review this section to advise if we are required to revise the Form 10 further.

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Next, with regards to the new accounting firm, Eide Bailly LLP was retained April 21, 2015 to audit Capital Art (but had been retained for some time prior as he auditor for Movie Star News), as indicated in the financial statements filed with the Form 10. But if you want us to identify in this Section we can, but again, believe we have complied with Regulations.

We have supplied the former accountants with the disclosures we are making to date, as again, they were aware of the issue, which was solely the reverse, and have fully cooperated with our new accountants and the Company and are fully aware of all public filings made since their termination. As this was not a dismissal, but merely a change in firms due to the disagreement of the reverse merger classification, we are unsure of why a letter is required but, again, due to timing, this has not been done to date but we can request, if necessary.

2. We reviewed your response to comment 5. Please tell us the date the prior accounting firm was dismissed. Please also tell us the date the new accounting firm was engaged. If one or both of these dates was after April 13, 2015, the date of your Form 10 became effective and you became subject to the periodic reporting requirements of the Securities Exchange Act of 1934, please file an item 4.01 Form 8-k.

Response: The prior accounting firm was never formally dismissed. Again, due to the disagreement over the classification of the transaction, the Company decided to switch firms. This was done in and around April 21, 2015. And again, the new accounting firm was engaged at this time, which was after the effective date. As stated in our prior response letter: A Form 8-K was not filed at the time of the change, as the Company was not effective at that time, and planning to not become effective without amending its disclosures, which included the change in accountants. Unfortunately, timing was delayed, the company became effective and an 8-K was not filed at that time. Filing an 8-K now, after already disclosing the change in the Original filing, would not be timely, and is not needed as the information has already been disclosed, which is the purpose of the Form 8-K. However, again, if the Commission disagrees with this decision, we can file in our next response.

Please advise me directly if there are any other requirements and/or if you have any questions. I appreciate your time and consideration in this matter. I look forward to completing this matter.

Very truly yours,

HOLLEY DRIGGS WALCH
FINE WRAY PUZEY & THOMPSON

/s/ Kimberly P. Stein

Kimberly P. Stein

cc: Client

Eide Bailly LLP

KPS:

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